Via Facsimile and U.S. Mail
Mail Stop 6010

May 23, 2007

Mr. William P. Foley
Chairman and Chief Executive Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

Re: **Fidelity National Financial, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed March 1, 2006
       File No. 001-32630

Dear Mr. Foley:

       We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and analysis of Financial Condition and Results of
Operations, page 31

Critical Accounting estimates, page 35

Reserve for Claim Losses, page 35

1. You list several factors at the bottom of page 36 and the top of page 37 that
    caused you to differ in your reserve estimate from what the actuary determined.
    These "four critical assumptions" appear to be what could potentially impact your
    reserve in a more detailed manner than the more general sensitivity analysis that

you provided. In a disclosure type format, please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition, quantify each of your key assumptions and, if applicable, explain the changes in these assumptions during the operating periods presented.

2. Please revise your discussion to include by name the independent actuary referred to in this disclosure.

Consolidated Financial statements, page 57

Notes to Consolidated Financial Statements, page 66

A. Summary of Significant Accounting Policies, page 66

Revenue Recognition, page 72

Specialty Insurance, page 72

3. Please clarify for us what you mean when you say the flood insurance is recognized "when the policy is reported" and how this policy complies with GAAP.

Derivative Financial Instruments, page 77

4. Please explain to us the changes that you made to the warrants previously accounted for as derivatives that allowed them to be governed by SFAS 115. Include any specific references to the authoritative literature that supports this treatment.

M. Employee Benefit Plans, page 99

Stock Option Plans, page 99

5. Please explain to us what is meant by an "intrinsic value swap" as it relates to the new options and restricted shares issued as part of the SEDA. Include a discussion of how the fair value before the modification compared to the fair value after the modification. Refer to paragraph 53 of SFAS 123R.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant